April 2, 2018

VIA EDGAR CORRESPONDENCE

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ElectroCore, LLC. Confidential Draft Registration Statement on Form S-1 Submitted February 13, 2018 CIK No. 0001560258

Dear Ms. Ravitz:

On behalf of ElectroCore, LLC (the “Company”), we are hereby submitting in electronic form a revised draft (the “Amendment”) to the Company’s confidential draft registration statement on Form S-1, which the Company first submitted to the Securities and Exchange Commission (“Commission”) on February 13, 2018 (the “Registration Statement”).

The Company has revised the Registration Statement to reflect its responses to the March 12, 2018 comments (the “Comment Letter”) from the Commission staff (the “Staff”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Comment Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments in the Comment Letter. Bold face type indicates the Staff’s comments set forth in the Comment Letter. All page references in the Company’s responses are to the Amendment.

Market Data and Forecasts, page ii

1.	Tell us whether you commissioned any third-party data for use in connection with your registration statement.

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Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not commissioned any third-party data for use in the Registration Statement.

Implications of Being an Emerging Growth Company, page 7

2.	Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We will provide the Staff with copies of all such written communications on a supplemental basis under separate cover. We further advise the Staff that potential investors will not be permitted to retain copies of any such materials.

3.	Indicate when you will make the election to pay the accrued but unpaid preference to the Series A Preferred Unit holders in cash or shares and how you will revise your disclosure to reflect such election.

Response: The Company has revised its disclosure on page 10 and elsewhere in the Amendment in response to the Staff’s comment to indicate that it expects to pay preference in shares of common stock.

Third-party payors . . ., page 15

4.	Briefly highlight and describe the different pricing and reimbursement referenced on page 126 that could result from the risk you describe here.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on paged 15 and 16 of the Amendment to explain the different pricing- and reimbursement-related risks.

We must demonstrate to physicians..., page 16

5.	In an appropriate location, disclose the products from Novartis against which you will compete. Also, we note you refer to “products being developed” by the companies you identify. Clarify the status of development of those products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16 and 132 of the Amendment disclose the relevant competing products and their development status.

Use of Proceeds, page 64

6.

Please revise to quantify and clarify the intended uses of the proceeds from this offering. For example, explain the “activities related” to the commercial launch and the nature of the “expansion” into additional indications that you intend to fund.

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Please also clarify how “specialty distribution channel” is different, if at all, from the specialty pharmacy network for your gammaCore product and why it will take additional funds to establish that channel for the new product. If the funds you intend to devote to each purpose will not be sufficient to accomplish the stated purpose, please state so directly and describe alternate sources of funds.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide more specificity and disclose further information for each listed use of proceeds in a subsequent amendment of the Registration Statement, once the Company has a better estimate of the expected proceeds of the offering.

Corporate Conversion, page 66

7.	We note your disclosure in the second full paragraph on page 67 that the actual number of shares issued to holders of Units, the number of shares of common stock for which options and warrants will be exercisable, and the total number of shares outstanding following the corporate conversion will be adjusted. We also note that the number of shares of common stock and the number of options to be issuable to the holders of the Profit Interests will be determined based on the appreciation in value after the date of the grant through the completion of your offering. For all securities to be issued as a result of your corporate conversion, provide a sensitivity analysis for how the numbers of securities issued will vary given changes in your offering price and, with respect to the Profit Interests, the appreciation in value through the date of your offering. Please tell us how you intend to revise your disclosure under “Capitalization” and “Dilution,” the disclosure regarding the number shares outstanding after your offering, and other relevant disclosure, to the extent the number of these securities materially changes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Amendment and elsewhere to reference the inclusion of a sensitivity analysis set forth at pages 180-181 of the Amendment for the potential material impact on the securities to be issued in the corporate conversion for changes in the offering price, which analysis will first be delineated once the preliminary offering price range is set. The disclosure will also address changed to the pro forma impact of the offering price on the information set forth in the “Capitalization” and “Dilution” sections of the Registration Statement.

Net Sales, page 76

8.	If you obtained CE Mark approval in 2011, indicate why you have generated minimal revenue to date for those indications.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Amendment.

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Critical Accounting Policies and Estimates, Determination of Fair Value of Common Units, page 85

9.	Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares (as converted from common units) during the past twelve months and the estimated IPO price range, discuss for us each significant factor contributing to the difference.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that as soon as the Company is in a position to provide a preliminary estimated offering price range, it expects to provide a supplemental analysis to bridge the estimated grant-date fair value of its common shares (as converted from common units) during the past 12 months with the anticipated IPO price if there is a significant difference between the valuation implied by the midpoint of the estimated offering price range and the grant-date fair values.

Business, page 89

10.	Briefly indicate the basis for your statement that your therapy has a similar pharmacological effect to that of multiple classes of medications including the one you indicate. Similarly, in an appropriate location, indicate the basis for your statements regarding your product causing changes in neurotransmitter expression and in the immune system.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 92 and 94-95 of the Amendment in response to the Staff’s comment.

11.	Please clarify the reason for the delay in launching your product. We note that you expect to commercially launch your product for acute treatment of eCH almost a year after you received FDA approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Amendment in response to the Staff’s comment. The Company supplementally advises the Staff that although it expects to initiate full commercial launch in the second quarter of 2018, consummation of its product registry in the third quarter of 2017 constituted its first commercial activities and led to revenue in the United States, and furthermore, as disclosed throughout the Registration Statement, the Company’s strategy has been to conduct registry-related activities in support of the commercial launch for both migraine and cluster headache in the second quarter of 2018.

12.	Disclose when you anticipate commercially launching your gammaCore Sapphire product. We also note your disclosure that you intend that product to be a successor to gammaCore. Indicate whether you will market both of those products at the same time.

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Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 of the Amendment in response to the Staff’s comment.

Manufacturing, page 125

13.	Your disclosure in the last paragraph here indicates you do not have any supply agreements, contrary to your disclosure on page 31. Please revise to clarify with you have supply agreements. If you do, please revise to clarify the nature of your arrangements under those agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 31 and 129 of the Amendment in response to the Staff’s comment.

Commercialization, page 126

14.	Briefly disclose the material features of your initial product registry including how it drives commercialization of your products and who established, maintains and enters information into it.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Amendment in response to the Staff’s comment.

15.	With respect to the 50 key opinion leaders, disclose what you mean by the term “opinion leaders,” disclose whether and how you compensate those individuals for their participation, and what agreements or understandings you have with these individuals as to their contribution to, and the duration of their terms, for advocating your products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Amendment in response to the Staff’s comment.

16.	Clarify the nature of the established specialty pharmacy network. For example, is this a network with a national presence who can seek reimbursement from multiple payors? If material, identify the specialty pharmacy and the payors with which it will work.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 131 of the Amendment in response to the Staff’s comment.

17.	We note you are still in the process of negotiating reimbursement policies for your product and your disclosure that without such reimbursement, patients will have to be willing to bear the entire cost of your therapy. Indicate the difference in price of your product in the absence of reimbursement.

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Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises that Staff that it does not presently anticipate any material pricing differential with or without reimbursement.

Executive officers, page 143

18.	Disclose the principal occupation of Mr. Vraniak from July 2013 to February 2014 and from January 2016 to August 2016.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 149 of the Amendment to disclose Mr. Vraniak’s principal occupation from January 2016 to August 2016. The Company supplementally advises the Staff that from July 2013 to February 2014, Mr. Vraniak was on garden leave.

Summary Compensation Table, page 152

19.	Please clarify why the Profits Interests granted in 2017, as disclosed on pages 153-54, are not included in this table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 158 of the Amendment to disclose the Common Units granted as Profits Interests in 2017 under the “Option Awards” column.

Principal Stockholders, page 170

20.	Disclose all natural persons who exercise the sole or share voting and dispositive powers with respect to the shares held in the name of Core Ventures II, LLC.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 178 of the Amendment to identify the natural persons who have or share voting and dispositive powers with respect to the shares held in the name of Core Ventures II, LLC.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

(i) Revenue Recognition, page F-10

21.	Please revise to further describe how you apply each of the four general revenue recognition criteria cited in your disclosure. We also note from page 83 that you deliver the gammaCore products and subsequent refills in 31 day increments. Disclose how you determine pricing for the products and refills and the accounting treatment for each deliverable. Refer to the guidance in ASC 605-25-25.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-11. Furthermore, the Company supplementally advises the Staff that it has evaluated the gammaCore devices under the guidance of ASC 605-

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25-25-5 and determined that they are each individual products delivered as a single unit of account, as pricing is the same for subsequent devices and there is no future minimum purchase commitment. The gammaCore Sapphire product is expected to be released for commercial sale in the third quarter of 2018 and therefore, there were no revenues associated with that product in 2016 or 2017. The Company has modified the language on page 86 to clarify that the gammaCore Sapphire device and 31 day refill RFID cards are associated with the next generation of products that will be commercialized for the first time in 2018.

22.	Revise to clarify whether your sales to pharmaceutical distributors include any right of return or pricing adjustments. Please explain to us why you do not provide an allowance for returns, as indicated on page 83. Refer to ASC 605-15-25.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-11. The Company supplementally advises the Staff that its policy is not to provide returns for product sales. However, the Company will replace damaged or defective products on a no-cost basis. The Company has not recorded an allowance for such replacements as the historical failure rate has been de minimis and immaterial.

23.	We note that the gammaCore Patient Registry (GPR) program discussed on the gammaCore website indicates patients may be eligible to receive up to 2 months free and up to 1 year of co-pay assistance. Please revise to disclose, if material, your accounting treatment for this program.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that costs related to the GPR program have been determined to be immaterial for the years ended December 31, 2017 and 2016. To the extent that the impact of the GPR program becomes material to the Company’s financial statements, the Company affirms its intention to include appropriate additional disclosures regarding the accounting treatment of the GPR program.

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Thank you for reviewing the Amendment. Should you have any questions, please do not hesitate to contact John L. Cleary, II, at (973) 912-7173 or me at (212) 398-5787.

Sincerely,

/s/ Ira L. Kotel

Ira L. Kotel

Enclosures

cc:	Francis R. Amato, ElectroCore, LLC
Joseph P. Errico, ElectroCore, LLC
Glenn S. Vraniak, ElectroCore, LLC

Peter N. Handrinos, Esq., Latham & Watkins LLP.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

John L. Cleary, II, Esq., Dentons US LLP

Brian Cascio, U.S. Securities and Exchange Commission

Tim Buchmiller, U.S. Securities and Exchange Commission

Geoff Kruczek, U.S. Securities and Exchange Commission

Kristin Lochhead, U.S. Securities and Exchange Commission